Exhibit 12.1

Computation of
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(amounts in thousands)	2011	2010	2009	2008	2007
Loss before income taxes	$(22,236)	$(3,633)	$(11,166)	$(16,556)	$(19,429)
Plus fixed charges:
Interest expense	124	460	577	1,374	2,070
Amortization of costs related to indebtedness	119	244	210	567	1,536
Estimated interest factor in rent expense(1)	360	450	501	660	512
Total Fixed Charges	603	1,154	1,288	2,601	4,118
Adjusted loss	(21,633)	(2,479)	(9,878)	(13,955)	(15,311)
Fixed charges	603	1,154	1,288	2,601	4,118
Deficiency in earnings to cover fixed charges	$(22,236)	$(3,633)	$(11,166)	$(16,556)	$(19,429)
Ratio of earnings to fixed charges	*	*	*	*	*

*	Calculation not meaningful as ratio is less than 1.
(1)	The interest factor in rent expense is estimated as one-third of rental expense.